                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            UNITED DENTAL CARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  91018H 10 1
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            ---------------------

                              Page 1 of 5 Pages

CUSIP NO. 91018H 10 1                                          Page 2 of 5 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George E. Bello

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [  ]
                                                             (b) [  ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                           399,368
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                         778,500
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                           399,368
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                           778,500

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            1,177,868
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            13.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                               *SEE INSTRUCTIONS


                               Page 2 of 5 Pages

Item 1(a) Name of issuer:

         United Dental Care, Inc.

Item 1(b) Address of issuer's principal executive offices:

         13601 Preston Road, Suite 500 East
         Dallas, Texas 75240

Item 2(a) Name of person filing:

         George E. Bello

Item 2(b) Address or principal business office or, if none, residence:

         Park Avenue Plaza, 29th Floor
         55 East 52nd Street
         New York, New York 10055

Item 2(c) Citizenship:

         United States of America

Item 2(d) Title of class of securities:

         Common Stock

Item 2(e) CUSIP No.:

         91018H 10 1

Item 3.  Not Applicable

Item 4.  Ownership.

(a) Amount beneficially owned:

         See Item (9) of Cover Page

(b) Percent of class:

         See Item (11) of Cover Page

(c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

                 See Item (5) of Cover Page





                               Page 3 of 5 Pages

         (ii) Shared power to vote or to direct the vote:

                 See Item (6) of Cover Page

         (iii) Sole power to dispose or to direct the disposition of:

                 See Item (7) of Cover Page

         (iv) Shared power to dispose or to direct the disposition of:

                 See Item (8) of Cover Page

Item 5.  Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

         George E. Bello and Citibank, N.A. are trustees having shared voting and investment power under two trusts owning in the aggregate 778,500 shares of Common Stock of the Company in which relatives of Jack R. Anderson are beneficiaries which are reflected in this Schedule 13G as beneficially owned by George E. Bello. Such trusts have the right to receive the dividends or the proceeds from the sale of the 778,500 shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable





                               Page 4 of 5 Pages

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998


/s/GEORGE E. BELLO
------------------------------
George E. Bello





                               Page 5 of 5 Pages